UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Dated September 17, 2015

Commission File Number 001-36421

AURINIA PHARMACEUTICALS INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s Name)

#1203-4464 Markham Street
Victoria, British Columbia
V8Z7X8
(250) 708-4272
(Address and telephone number of registrant’s principle executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ⃞     Form 40-F  ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ⃞     No  ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	September 17, 2015

Aurinia Pharmaceuticals Inc.

		By:	/s/ Dennis Bourgeault
			Name:	Dennis Bourgeault
			Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release – Aurinia Pharmaceuticals Announces Filing of Preliminary Base Shelf Prospectus

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